Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Tennessee Community Bank Holdings, Inc.
(Commission File No. 001-37391)

Conference Call Script for Reliant Bank Employees

Reliant Bank
GROW TOGETHER

DeVan:

- Good morning. This is DeVan.
- Thank you for joining the call because I have exciting news to share.
- Reliant has entered into an agreement to acquire Tennessee Community Bank Holdings, Inc., the parent company for Community Bank & Trust.
- Community Bank & Trust was founded in 1999 and is headquartered in Ashland City, Tennessee.
- They are the only independent financial institution based in Cheatham County, where they hold the number one deposit market share.
- They have five branches (four in Cheatham County and one in Robertson County), 62 employees, and $250MM in total assets as of June 30, 2019, including $208MM in deposits and $169MM in loans.
- This merger has received approval from the Board of Directors of both Reliant and Community Bank & Trust, and it presents the opportunity for Reliant to expand into Cheatham County and further solidify our presence in Robertson County.
- The merger will create the third largest community bank by assets headquartered in the Nashville MSA, based upon financial data as of June 30, 2019.
- On a pro forma basis as of June 30, 2019, the combined company would have assets of $2.1 billion, deposits of $1.8 billion, and loans of $1.5 billion.
- We currently expect to complete the merger in the first quarter of 2020.
- The transaction is subject to Tennessee Community Bank Holdings, Inc. shareholder approval, regulatory approval and other customary closing conditions.
- The combined subsidiary bank will operate under the name Reliant Bank.
- An acquisition is a great way to accelerate growth, increase profitability and become an even better bank.
- Our decision to acquire Community Bank & Trust is strategic with expected long-term benefits.
- We share similar cultures with a core commitment to customers and the communities we serve.
- Our markets fit nicely together and will allow customers to transact business at more locations.
- There are advantages to scale. Our industry is evolving more rapidly than at any time in history.
- We share strong and diverse employee teams, and together we will have even more opportunities for growth and advancement.

 Combining our two cultures – both steeped in a tradition of customer service excellence – is expected to create value, not just for customers, but for shareholders and employees alike.And, combining our two banks will enhance an already strong capital base, increase our lending capacity and growth opportunities, and extend our branch network.Each of us play an important role in the success of this merger.Our goal is a seamless transition for the employees who join the Reliant team and the customers we serve.Again, we currently expect to complete the merger in the first quarter of 2020, and the merger is subject to customary closing conditions, including regulatory approval and Tennessee Community Bank Holdings, Inc. shareholder approval.A press release was issued yesterday evening to publicly announce the definitive merger agreement for Reliant to acquire Tennessee Community Bank Holdings, Inc., the parent for Community Bank & Trust.Please remember to send any inquiries from press or media outlets to Kim York.Likewise if you receive questions from Tennessee Community Bank Holdings, Inc. shareholdersabout exchange of stock certificates, send those to Mike McKeown.For convenience and easy access, you’ll find details of this conference call posted to rNet, alongwith other merger-related materials.It’s a proud day for our bank. I appreciate your hard work and commitment that keeps us moving forward in the market. Have a great day.    Script for Reliant Bank Employees Continued  Page 2

Script for Reliant Bank Employees Continued Page 3

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "anticipate," "expect," "may," "assume," "should," "predict," "could," "would," "intend," "targets," "estimates," "projects," "plans," and "potential," and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the "Transaction"), the benefits of the Transaction to Reliant Bancorp, Inc. ("Reliant"),Tennessee Community Bank Holdings, Inc. ("TCB Holdings"), and their respective shareholders, Reliant's future financial and operating results (including the anticipated impact of the Transaction on Reliant's earnings per share and tangible book value), and Reliant's plans, objectives, and intentions.

All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from any results, performance, or achievements expressed or implied by such forward-looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transaction may not be realized or take longer than anticipated to be realized, (2) the parties' ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transaction, (3) the effect of the announcement and pendency of the Transaction on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant's common stock, (4) the risk that the parties' businesses and operations cannot be successfully integrated or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement, (6) the amount of costs, fees, expenses, and charges related to the Transaction, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transaction, (8) reputational risk associated with and the reaction of the parties' customers, suppliers, employees, or other business partners to the Transaction, (9) the failure of any of the conditions to the closing of the Transaction to be satisfied, or any unexpected delay in closing the Transaction, (10) the dilution caused by Reliant's issuance of additional shares of its common stock in the Transaction, and (11) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the "SEC") and available on the SEC's website at www.sec.gov. Reliant and TCB Holdings believe the forward-looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant and TCB Holdings disclaim any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to TCB Holdings' shareholders in connection with the Transaction. The registration statement will include a proxy statement of TCB Holdings and prospectus of Reliant and other relevant materials pertaining to the Transaction. The proxy statement/prospectus will be sent to TCB Holdings' shareholders in connection with seeking the required shareholder approval(s) for the Transaction). INVESTORS AND SECURITY HOLDERS OF RELIANT AND TCB HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, TCB HOLDINGS, AND THE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Reliant, TCB Holdings, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from TCB Holdings' shareholders in connection with the Transaction. Certain information about the directors and executive officers of Reliant and TCB Holdings will be included in the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant's definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus pertaining to the Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.

Reliant BANCORP, INC.

EQUAL HOUSING LENDER Member FDIC